

January 16, 2014

Via E-mail
Mr. James D. Fielding
Chief Executive Officer
Claire's Stores Inc.
Claire's Inc.
2400 West Central Road
Hoffman Estates, IL 60192

> **Re:** **Claire's Stores Inc.**
> **Form 10-K for the Fiscal Year Ended February 2, 2013**
> **Filed April 3, 2013**
> **Amendment No. 1 to Form 10-K for the Fiscal Year Ended February 2, 2013**
> **Filed April 24, 2013**
> **File No. 333-148108**

Dear Mr. Fielding:

We issued a comment letter to you on the above captioned filings on May 30, 2013 in connection with our review of the Form S-1 filed by Claire's Inc. on May 3, 2013. It appears that comments applicable to your 1934 Act reports remain outstanding and unresolved. In this regard, please refer to comments 9, 12, 13, 18, 23, 25 to 27, 30 to 43, and 53. Please respond to this letter within ten business days by providing a substantive response to the comments or advising us why you believe our comments do not apply to your facts and circumstances. After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Ron Alper at (202) 551-3329 or Jim Lopez at (202) 551-3536 with any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director

cc: Howard A. Kenny, Esq.
   Morgan Lewis